

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Laurence Reid, Ph.D.
President and Chief Executive Officer
Decibel Therapeutics, Inc.
1325 Boylston Street, Suite 500
Boston, MA 02215

Re: Decibel Therapeutics, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.11, 10.12, 10.13 and 10.14
Filed February 8, 2021
File No. 333-252347

Dear Dr. Reid:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Stuart M. Falber, Esq.